Exhibit (a)(1)(D)

DRAFT E-MAIL CONFIRMATION OF RECEIPT OF ELECTION FORM

This email confirms our receipt of your Election Form, which sets forth your election to exchange some or all of your Eligible Options for New Awards, as described in Cascade Microtech, Inc.’s Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated January 29, 2009, including all attachments thereto (the “Offer to Exchange”), made available to Eligible Employees holding Eligible Options of Cascade Microtech, Inc. (the “Company” or “Cascade Microtech”). This email does not serve as a formal acceptance by Cascade Microtech, Inc. of the Eligible Options you have elected to exchange by submitting an Election Form. The procedure for acceptance of Eligible Options for exchange is described in the Offer to Exchange previously made available to you. Defined terms not explicitly defined herein shall have the same definitions as in the Offer to Exchange.

Your election to exchange your Eligible Options may be withdrawn by delivering a properly completed, signed and dated Notice of Withdrawal to Steve Sipowicz (the “Exchange Administrator”) in accordance with the instructions to the Notice of Withdrawal prior to the Expiration Time (currently 5:00 p.m., U.S. Pacific Time, on February 27, 2009, unless Cascade Microtech extends the Offer). To change your mind and re-accept the Offer, you must deliver a new properly completed, signed and dated Election Form to the Exchange Administrator in accordance with the instructions to the Election Form. Both forms can be obtained by contacting the Exchange Administrator at (503) 601-1000 or steven.sipowicz@cmicro.com.

You may submit questions about the Offer to Exchange to the Exchange Administrator at (503) 601-1000 or steven.sipowicz@cmicro.com.

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